SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

Tuniu Corporation
(Name of Issuer)

American Depositary Shares (ADS), each representing
Three Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

89977P106
(CUSIP Number)

André Levi
c/o DCM
2420 Sand Hill Road, Suite 200
Menlo Park, CA 94025
(650) 233-1400

COPY TO:
Christine Wichrowski, Esq.
c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
1200 Seaport Boulevard, Redwood City, California 94063
(650) 321-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 89977P106	13D	Page 2 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM V, L.P. (“DCM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
22,881,096 ordinary shares* (“shares”) (represented by 7,627,032 American Depositary Shares (“ADSs”)), except that DCM Investment Management V, L.P. (“GP V”), the general partner of DCM V, and DCM International V, Ltd. (“UGP V”), the general partner of GP V, may be deemed to have sole power to vote these shares, and K. David Chao (“Chao”), Peter W. Moran (“Moran”) and Thomas Blaisdell (“Blaisdell”), the directors of UGP V, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
22,881,096 shares* (represented by 7,627,032 ADSs), except that GP V, the general partner of DCM V, and UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,881,096
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 39.1%*
12	TYPE OF REPORTING PERSON* PN

* Consists of 22,881,096 Class B ordinary shares held directly by DCM V. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 22,881,096 Class B ordinary shares held by DCM V).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 15.7%.

CUSIP NO. 89977P106	13D	Page 3 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Affiliates Fund V, L.P. (“Aff V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
558,324 shares* (represented by 186,108 ADSs), except that GP V, the general partner of Aff V, and UGP V, the general partner of GP V, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
558,324 shares* (represented by 186,108 ADSs), except that GP V, the general partner of Aff V, and UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 558,324
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5%*
12	TYPE OF REPORTING PERSON* PN

* Consists of 558,324 Class B ordinary shares held directly by Aff V. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 558,324 Class B ordinary shares held by Aff V).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 0.4%.

CUSIP NO. 89977P106	13D	Page 4 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Investment Management V, L.P. (“GP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
23,439,420 shares* (represented by 7,813,140 ADSs), of which 22,881,096 shares (represented by 7,627,032 ADSs) are directly owned by DCM V and 558,324 shares (represented by 186,108 ADSs) are directly owned by Aff V. GP V, the general partner of DCM V and Aff V, may be deemed to have sole power to vote these shares, except that UGP V, the general partner of GP V, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
23,439,420 shares* (represented by 7,813,140 ADSs), of which 22,881,096 shares (represented by 7,627,032 ADSs) are directly owned by DCM V and 558,324 shares (represented by 186,108 ADSs) are directly owned by Aff V. GP V, the general partner of DCM V and Aff V, may be deemed to have sole power to dispose of these shares, except that UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,439,420
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 39.7%*
12	TYPE OF REPORTING PERSON* PN

* Consists of 23,439,420 Class B ordinary shares held indirectly by GP V. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 22,881,096 Class B ordinary shares held by DCM V and the 558,324 Class B ordinary shares held by Aff V).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 16.1%.

CUSIP NO. 89977P106	13D	Page 5 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM International V, Ltd. (“UGP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
23,439,420 shares* (represented by 7,813,140 ADSs), of which 22,881,096 shares (represented by 7,627,032 ADSs) are directly owned by DCM V and 558,324 shares (represented by 186,108 ADSs) are directly owned by Aff V. UGP V is the general partner of GP V, the general partner of each of DCM V and Aff V, and may be deemed to have sole voting power with respect to such shares, except GP V, the general partner of each of DCM V and Aff V, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
23,439,420 shares* (represented by 7,813,140 ADSs), of which 22,881,096 shares (represented by 7,627,032 ADSs) are directly owned by DCM V and 558,324 shares (represented by 186,108 ADSs) are directly owned by Aff V. UGP V is the general partner of GP V, the general partner of each of DCM V and Aff V, and may be deemed to have sole power to dispose of such shares, except GP V, the general partner of each of DCM V and Aff V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,439,420
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 39.7%*
12	TYPE OF REPORTING PERSON* OO

* Consists of 23,439,420 Class B ordinary shares held indirectly by UGP V. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 22,881,096 Class B ordinary shares held by DCM V and the 558,324 Class B ordinary shares held by Aff V).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 16.1%.

CUSIP NO. 89977P106	13D	Page 6 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund, L.P. (“Hybrid Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
7,640,092 shares* (represented by 2,546,697 ADSs), except that DCM Hybrid RMB Fund Investment Management, L.P. (“Hybrid Fund DGP”), the general partner of Hybrid Fund, and DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”), the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Jason Krikorian (“Krikorian”), the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
7,640,092 shares* (represented by 2,546,697 ADSs), except that Hybrid Fund DGP, the general partner of Hybrid Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,640,092
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.9%
12	TYPE OF REPORTING PERSON* PN

* Consists of 5,000,000 Class A ordinary shares and 2,640,092 Class B ordinary shares each held directly by Hybrid Fund. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 2,640,092 Class B ordinary shares held by Hybrid Fund).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 5.2%.

CUSIP NO. 89977P106	13D	Page 7 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund Investment Management, L.P. (“Hybrid Fund DGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
7,640,092 shares* (represented by 2,546,697 ADSs) all of which are directly owned by Hybrid Fund. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
7,640,092 shares* (represented by 2,546,697 ADSs) all of which are directly owned by Hybrid Fund. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,640,092
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.9%
12	TYPE OF REPORTING PERSON* PN

* Consists of 5,000,000 Class A ordinary shares and 2,640,092 Class B ordinary shares each held directly by Hybrid Fund. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 2,640,092 Class B ordinary shares held by Hybrid Fund).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 5.2%.

CUSIP NO. 89977P106	13D	Page 8 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
7,640,092 shares* (represented by 2,546,697 ADSs) all of which are directly owned by Hybrid Fund. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole voting power with respect to such shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
7,640,092 shares* (represented by 2,546,697 ADSs) all of which are directly owned by Hybrid Fund. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole power to dispose of these shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,640,092
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.9%
12	TYPE OF REPORTING PERSON* OO

* Consists of 5,000,000 Class A ordinary shares and 2,640,092 Class B ordinary shares indirectly held by Hybrid Fund UGP. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 2,640,092 Class B ordinary shares held by Hybrid Fund).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 5.2%.

CUSIP NO. 89977P106	13D	Page 9 of 20

1	NAME OF REPORTING PERSON K. David Chao (“Chao”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japanese Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		31,079,512 shares* (represented by 10,359,837 ADSs), of which 22,881,096 shares (represented by 7,627,032 ADSs) are directly owned by DCM V, 558,324 shares (represented by 186,108 ADSs) are directly owned by Aff V and 5,000,000 Class A shares and 2,640,092 Class B shares (represented by 2,546,697 ADSs) are directly owned by Hybrid Fund. Chao is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		31,079,512 shares* (represented by 10,359,837 ADSs), of which 22,881,096 shares (represented by 7,627,032 ADSs) are directly owned by DCM V, 558,324 shares (represented by 186,108 ADSs) are directly owned by Aff V and 5,000,000 Class A shares and 2,640,092 Class B shares (represented by 2,546,697 ADSs) are directly owned by Hybrid Fund. Chao is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,079,512
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 50.3%*
12	TYPE OF REPORTING PERSON* IN

* Consists of 22,881,096 Class B ordinary shares held directly by DCM V, 558,324 Class B ordinary shares held directly by Aff V and 5,000,000 Class A ordinary shares and 2,640,092 Class B ordinary shares held directly by Hybrid Fund. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 22,881,096 Class B ordinary shares held by DCM V, the 558,324 Class B ordinary shares held by Aff V and the 2,640,092 Class B ordinary shares held by Hybrid Fund).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 21.3%.

CUSIP NO. 89977P106	13D	Page 10 of 20

1	NAME OF REPORTING PERSON Peter W. Moran (“Moran”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		31,079,512 shares* (represented by 10,359,837 ADSs), of which 22,881,096 shares (represented by 7,627,032 ADSs) are directly owned by DCM V, 558,324 shares (represented by 186,108 ADSs) are directly owned by Aff V and 5,000,000 Class A shares and 2,640,092 Class B shares (represented by 2,546,697 ADSs) are directly owned by Hybrid Fund. Moran is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		31,079,512 shares* (represented by 10,359,837 ADSs), of which 22,881,096 shares (represented by 7,627,032 ADSs) are directly owned by DCM V, 558,324 shares (represented by 186,108 ADSs) are directly owned by Aff V and 5,000,000 Class A shares and 2,640,092 Class B shares (represented by 2,546,697 ADSs) are directly owned by Hybrid Fund. Moran is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,079,512
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 50.3%*
12	TYPE OF REPORTING PERSON* IN

* Consists of 22,881,096 Class B ordinary shares held directly by DCM V, 558,324 Class B ordinary shares held directly by Aff V and 5,000,000 Class A ordinary shares and 2,640,092 Class B ordinary shares held directly by Hybrid Fund. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 22,881,096 Class B ordinary shares held by DCM V, the 558,324 Class B ordinary shares held by Aff V and the 2,640,092 Class B ordinary shares held by Hybrid Fund).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 21.3%.

CUSIP NO. 89977P106	13D	Page 11 of 20

1	NAME OF REPORTING PERSON Thomas Blaisdell (“Blaisdell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		31,079,512 shares* (represented by 10,359,837 ADSs), of which 22,881,096 shares (represented by 7,627,032 ADSs) are directly owned by DCM V, 558,324 shares (represented by 186,108 ADSs) are directly owned by Aff V and 5,000,000 Class A shares and 2,640,092 Class B shares (represented by 2,546,697 ADSs) are directly owned by Hybrid Fund. Blaisdell is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		31,079,512 shares* (represented by 10,359,837 ADSs), of which 22,881,096 shares (represented by 7,627,032 ADSs) are directly owned by DCM V, 558,324 shares (represented by 186,108 ADSs) are directly owned by Aff V and 5,000,000 Class A shares and 2,640,092 Class B shares (represented by 2,546,697 ADSs) are directly owned by Hybrid Fund. Blaisdell is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,079,512
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 50.3%*
12	TYPE OF REPORTING PERSON* IN

* Consists of 22,881,096 Class B ordinary shares held directly by DCM V, 558,324 Class B ordinary shares held directly by Aff V and 5,000,000 Class A ordinary shares and 2,640,092 Class B ordinary shares held directly by Hybrid Fund. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 22,881,096 Class B ordinary shares held by DCM V, the 558,324 Class B ordinary shares held by Aff V and the 2,640,092 Class B ordinary shares held by Hybrid Fund).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 21.3%.

CUSIP NO. 89977P106	13D	Page 12 of 20

1	NAME OF REPORTING PERSON Jason Krikorian (“Krikorian”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		7,640,092 shares* (represented by 2,546,697 ADSs) all of which are directly owned by Hybrid Fund. Krikorian is a director of Hybrid Fund UGP, the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		7,640,092 shares* (represented by 2,546,697 ADSs) all of which are directly owned by Hybrid Fund. Krikorian is a director of Hybrid Fund UGP, the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,640,092
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.9%
12	TYPE OF REPORTING PERSON* IN

* Consists of 5,000,000 Class A ordinary shares and 2,640,092 Class B ordinary shares held directly by Hybrid Fund. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 2,640,092 Class B ordinary shares held by Hybrid Fund).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 5.2%.

CUSIP No. 89977P106	13D	Page 13 of 20 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Tuniu Corporation, a Cayman Islands exempted company (the “Company”). The Company’s principal executive offices are located at Tuniu Building, No 699-32, Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210042, People’s Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND.

(a-c, f) This Schedule 13D is being filed on behalf of: (i) DCM V, L.P., a Cayman Islands exempted limited partnership (“DCM V”), (ii) DCM Affiliates Fund V, L.P., a Cayman Islands exempted limited partnership (“Aff V”), (iii) DCM Hybrid RMB Fund, L.P., a Cayman Islands exempted limited partnership (“Hybrid Fund”), (iv) DCM Investment Management V, L.P., a Cayman Islands exempted limited partnership (“GP V”), (v) DCM International V, Ltd., a Cayman Islands exempted company (“UGP V”), (vi) DCM Hybrid RMB Fund Investment Management, L.P., a Cayman Islands exempted limited partnership (“Hybrid Fund DGP”), (vii) DCM Hybrid RMB Fund International, Ltd., a Cayman Islands exempted company (“Hybrid Fund UGP”), and (viii) K. David Chao (“Chao”), a citizen of Japan, (ix) Peter W. Moran (“Moran”), a citizen of the United States, (x) Thomas Blaisdell (“Blaisdell”), a citizen of the United States, and (xi) Jason Krikorian (“Krikorian”), a citizen of the United States, (the foregoing entities and individuals are collectively referred to as the “Reporting Persons”).

DCM V, Aff V and Hybrid Fund are venture capital funds. GP V is the general partner of each of DCM V and Aff V and UGP V is the general partner of GP V. Hybrid Fund DGP is the general partner of Hybrid Fund and Hybrid Fund UGP is the general partner of Hybrid Fund DGP. Chao, Moran and Blaisdell are the directors of each of UGP V and Hybrid Fund UGP, and Krikorian is a director of Hybrid Fund UGP (collectively, the “Directors”). The principal business office of the Reporting Persons is 2420 Sand Hill Road, Suite 200, Menlo Park, California 94025.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In December 2009, each of DCM V and Aff V entered into a Share Subscription Agreement with the Company pursuant to which such Reporting Persons acquired an aggregate of 17,251,292 shares of Series B preferred shares for a purchase price of $0.3478 per share, an aggregate purchase price of approximately $6,000,000. DCM V acquired 16,840,367 Series B preferred shares for a purchase price of approximately $5,857,080 and Aff V acquired 410,925 Series B preferred shares for a purchase price of approximately $142,920. In June 2010, each of DCM V and Aff V entered into a private transaction with a third party and sold 561,346 Series B preferred shares and 13,697 Series B preferred shares, respectively, or an aggregate of 575,043 Series B preferred shares with DCM V and Aff V continuing to hold 16,279,021 Series B preferred shares and 397,228 Series B preferred shares, respectively, or an aggregate of 16,676,249 shares of Series B preferred shares. All of the Series B preferred shares held by DCM V and Aff V were converted, in connection with the Company’s initial public offering on May 9, 2014, into an aggregate of 16,676,249 Class B ordinary shares on the basis of one Ordinary Share for each Series B preferred share.

In January 2010, each of DCM V and Aff V entered into a Share Transfer Agreement with certain existing shareholders of the Company to acquire an aggregate of 2,371,923 ordinary shares for a purchase price of $0.22607 per share, an aggregate purchase price of $536,221. DCM V acquired 2,315,424 ordinary shares for a purchase price of $523,448 and Aff V acquired 56,499 ordinary shares for a purchase price of $12,773. All of the ordinary shares held by DCM V and Aff V were redesignated, in connection with the Company’s initial public offering on May 9, 2014, as Class B ordinary shares on the basis of one ordinary share for each Class B ordinary share.

CUSIP No. 89977P106	13D	Page 14 of 20 Pages

In March 2011, each of DCM V and Aff V entered into a Share Subscription Agreement with the Company pursuant to which such Reporting Persons acquired an aggregate of 2,864,673 shares of Series C preferred shares for a purchase price of $1.7454 per share, an aggregate purchase price of approximately $5,000,000. DCM V acquired 2,796,438 Series C preferred shares for a purchase price of $4,880,902.89 and Aff V acquired 68,235 Series C preferred shares for a purchase price of $119,097.37. All of the Series C preferred shares held by DCM V and Aff V were converted, in connection with the closing of the Company’s initial public offering on May 9, 2014, into an aggregate of 2,864,673 Class C ordinary shares on the basis of one Ordinary Share for each Series C preferred share.

In August 2013, each of DCM V, Aff V and Hybrid Fund entered into a Share Transfer Agreement with Gobi Fund II, L.P. to acquire an aggregate of 3,628,579 Series D preferred shares for a purchase price of $2.7559 per share, an aggregate purchase price of $10,000,000. DCM V acquired 1,297,765 Series D preferred shares, Aff V acquired 31,666 Series D preferred shares and Hybrid Fund acquired 2,299,148 Series D preferred shares. Immediately prior to completion of the Company’s initial public offering, all of the Company’s outstanding Series D preferred shares were automatically converted into and designated as Class B ordinary shares as follows: US$60,000,000 (RMB363,222,000) divided by 80% of the initial public offering price per ADS, and then multiplied by the ADS-to-ordinary-shares ratio (each ADS represents three Class A ordinary shares). Accordingly, all of the Series D preferred shares held by DCM V, Aff V and Hybrid Fund were converted, in connection with the Company’s initial public offering on May 9, 2014, into 1,490,213 Class B ordinary shares held by DCM V, 36,362 Class B ordinary shares held by Aff V and 2,640,092 Class B ordinary shares held by for an aggregate of 4,166,667 Class B ordinary shares.

The Company’s initial public offering was effective as of May 8, 2014 and closed on May 14, 2014. In a private placement pursuant to Regulation S of the U.S. Securities Act of 1933, as amended, concurrent with the Company’s initial public offering, Hybrid Fund entered into a Subscription Agreement with the Company pursuant to which Hybrid Fund acquired 5,000,000 Class A ordinary shares (represented by 1,666,667 ADSs), at a purchase price of US$9.00 per ADS, an aggregate purchase price of $15,000,000. Each ADS represents three Class A Ordinary Shares.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons expect to evaluate the Company’s financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, on an on-going basis, which review may be based on various factors, including the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase or decrease its holdings in the Company that the Reporting Persons now own or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided by the Third Amended and Restated Investors’ Rights Agreement by and among the Company, DCM V, Aff V and Hybrid Fund and certain other parties thereto, dated August 28, 2013.

Frank Hurst Lin is a Company director named by one or more Reporting Persons.

CUSIP No. 89977P106	13D	Page 15 of 20 Pages

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)       Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person.

(c)        Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Ordinary Shares or ADSs of the Company during the past 60 days.

(d)        Under certain circumstances set forth in the limited partnership agreement of each of DCM V, Aff V, Hybrid Fund, GP V, Hybrid Fund DGP and the amended and restated articles of memorandum and association of UGP V and Hybrid Fund UGP, the partners and shareholders of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Company owned by each such entity of which they are a partner or shareholder.

(e)        Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

In connection with acquisition of the preferred shares of the Company, each of DCM V, Aff V and Hybrid Fund and certain other investors entered into a Third Amended and Restated Investors’ Rights Agreement dated as of August 28, 2013, entitling such parties to the registration of their shares, including demand registration rights, Form F-3 or Form S-3 registration rights, deferral of registration, and piggyback registration. The Third Amended and Restated Investors’ Rights Agreement also provides information and inspection rights, preemptive rights and rights related to appointment of directors to certain shareholders, but such rights automatically terminated upon the closing of Company’s initial public offering. This summary description does not purport to be complete, and is qualified in its entirety by the Third Amended and Restated Investors’ Rights Agreement, a copy of which is filed as Exhibit 4.4 to the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 4, 2014 (the “Prospectus”) and is incorporated herein by reference.

Frank Hurst Lin, in his capacity as a director of the Company, and along with the other directors of the Company, entered into an indemnification agreement with the Company providing for indemnification to the fullest extent permitted by applicable law and the Company’s articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant, as more fully described in the Prospectus and incorporated herein by reference. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Indemnification Agreement filed with the Securities and Exchange Commission as Exhibit 10.3 to the Company’s Registration Statement on Form F-1 and is incorporated herein by reference.

In connection with the Company’s initial public offering, Reporting Persons, together with other existing shareholders and executive officers and directors of the Company, entered into a Lock-Up Letter, as more fully described in the Prospectus and incorporated herein by reference. Pursuant to such Lock-Up Letter, the Reporting Persons agreed that they will not sell, transfer or dispose of, directly or indirectly, any of our ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for our ADSs or ordinary shares for a period of 180 days after the public offering date set forth on the final prospectus of the Company. This summary description does not purport to be complete, and is qualified in its entirety by the Lock-Up Letter attached as Exhibit A to the Underwriting Agreement filed with the Securities and Exchange Commission as Exhibit 1.1 to the F-1/A and is incorporated herein by reference.

CUSIP No. 89977P106	13D	Page 16 of 20 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing
EXHIBIT 1.1	Lock-Up Letter entered into by and among the Company, the underwriters and certain others (incorporated by reference to Exhibit A of Exhibit 1.1 of the Company’s F-1).
EXHIBIT 4.4	Third Amended and Restated Investors’ Rights Agreement dated as of August 28, 2013, among the Company, DCM V, Aff V, Hybrid Fund and Other Parties thereto (incorporated by reference to Exhibit 4.4 of the Company’s F-1/A).
EXHIBIT 10.3	Form of Indemnification Agreement for Officers and Directors (incorporated by reference to Exhibit 10.3 of the Company’s F-1).
EXHIBIT 10.11	Subscription Agreement dated as of April 25, 2014 entered into by and among the Company and Hybrid Fund (incorporated by reference to Exhibit 10.11 of the Company’s F-1).

CUSIP No. 89977P106	13D	Page 17 of 20 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2014

DCM V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.
Its General Partner

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ André Levi
André Levi, Assistant Secretary

DCM AFFILIATES FUND V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.
Its General Partner

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ André Levi
André Levi, Assistant Secretary

DCM INVESTMENT MANAGEMENT V, L.P.

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ André Levi
André Levi, Assistant Secretary

DCM INTERNATIONAL V, LTD.

By:	/s/ André Levi
André Levi, Assistant Secretary

CUSIP No. 89977P106	13D	Page 18 of 20 Pages

DCM HYBRID RMB FUND, L.P.

By: DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.
Its General Partner

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ André Levi
André Levi, Assistant Secretary

DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ André Levi
André Levi, Assistant Secretary

DCM HYBRID RMB FUND INTERNATIONAL, LTD.

By:	/s/ André Levi
André Levi, Assistant Secretary

/s/ K. David Chao
K. David Chao

/s/ Peter W. Moran
Peter W. Moran

/s/ Thomas Blaisdell
thomas Blaisdell

/s/ Jason Krikorian
JASON KRIKORIAN

CUSIP No. 89977P106	13D	Page 19 of 20 Pages

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Ordinary Shares and ADSs of Tuniu Corporation shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: May 15, 2014

DCM V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.
Its General Partner

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ André Levi
André Levi, Assistant Secretary

DCM AFFILIATES FUND V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.
Its General Partner

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ André Levi
André Levi, Assistant Secretary

DCM INVESTMENT MANAGEMENT V, L.P.

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ André Levi
André Levi, Assistant Secretary

CUSIP No. 89977P106	13D	Page 20 of 20 Pages

DCM INTERNATIONAL V, LTD.

By:	/s/ André Levi
André Levi, Assistant Secretary

DCM HYBRID RMB FUND, L.P.

By: DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.
Its General Partner

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ André Levi
André Levi, Assistant Secretary

DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ André Levi
André Levi, Assistant Secretary

DCM HYBRID RMB FUND INTERNATIONAL, LTD.

By:	/s/ André Levi
André Levi, Assistant Secretary

/s/ K. David Chao
K. David Chao

/s/ Peter W. Moran
Peter W. Moran

/s/ Thomas Blaisdell
thomas Blaisdell

/s/ Jason Krikorian
JASON KRIKORIAN